Exhibit 4.80

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá.

Parties: Imobiliária Jaborandi Ltda., as Seller; John Kudiess and Harald Kudiess, as Buyers; and Jaborandi Agrícola Ltda. as intervening-consenting party.

Purpose: The commitment to sell a total area of 1,654 hectares, of which 1,250 hectares are arable, to be originated from Fazenda Jatobá, for the total price, in Brazilian national currency (Reais), equivalent to 375,000 bags of soybeans, to be paid as follows: (i) the first installment in the amount, in Brazilian Reais, equivalent to 75,000 bags of soybeans shall be paid 50% on May 6, 2021 and 50% on June 30, 2021; (ii) the second installment in the amount, in Brazilian Reais, equivalent to 50,000 bags of soybeans shall be paid on June 30, 2022; (iii) the third installment in the amount, in Brazilian Reais, equivalent to 50,000 bags of soybeans shall be paid on June 30, 2023; (iv) the fourth installment in the amount, in Brazilian Reais, equivalent to 50,000 bags of soybeans shall be paid on June 30, 2024; (v) the fifth installment in the amount, in Brazilian Reais, equivalent to 50,000 bags of soybeans shall be paid on June 30, 2025; (vi) the sixth installment in the amount, in Brazilian Reais, equivalent to 50,000 bags of soybeans shall be paid on June 30, 2026; and (vii) the seventh installment in the amount, in Brazilian Reais, equivalent to 50,000 bags of soybeans shall be paid on June 30, 2027.